UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-37829

AIOS Tech Inc.

(Registrant’s name)

Room 407, Tower 2, Harbour Centre

8 Hok Cheung Street, Hunghom, Kowloon

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Private Placement

On February 13, 2026, AIOS Tech Inc. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors (the “Investors”) for a private placement offering (the “Private Placement”) of 60,000,000 Class A common shares of par value US$0.01 per share (the “Class A Common Shares”) at the subscription price of US$0.4 per Class A Common Share (the “Per Share Purchase Price”) and warrants to purchase up to an aggregate of 120,000,000 Class A Common Shares (the “Warrants”).

The Warrants will be exercisable in two equal tranches: Warrants to purchase 60,000,000 Class A Common Shares are exercisable at a price equal to 200% of the Per Share Purchase Price, and Warrants to purchase the remaining 60,000,000 Class A Common Shares are exercisable at a price equal to 250% of the Per Share Purchase Price. The Warrants are exercisable on or after the ninety (90th) day following the closing date and will expire five (5) years after that date.

The Private Placement is expected to close in February 2026, subject to satisfaction or waiver of the conditions precedent set forth in the Securities Purchase Agreement. The Company intends to use the proceeds from the Private Placement for working capital and general corporate purposes. Upon closing of the Private Placement, the Company has a total of 64,985,096 issued and outstanding Class A common shares.

The foregoing description of the Securities Purchase Agreement and the Warrant does not purport to describe all terms and conditions thereof and is qualified in its entirety by reference to the form of Securities Purchase Agreement and the form of Warrant which are filed as Exhibits 4.1 and 10.1 hereto, respectively, and are incorporated herein by reference.

Exhibits

Exhibit No.	Description
4.1	Form of Warrant dated February 13, 2026
10.1	Form of Securities Purchase Agreement dated February 13, 2026 between AIOS Tech Inc. and Investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIOS Tech Inc.

Date: February 13, 2026	By:	/s/ Guo Li
	Name:	Guo Li
	Title:	Co-Chief Executive Officer

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